UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
November 2, 2017
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Explanatory note
On November 2, 2017, the Credit Suisse Financial Report 3Q17 was published. A copy of the Financial Report is attached as an exhibit to this report on Form 6-K. This report on Form 6-K (including the exhibits hereto) is hereby (i) incorporated by reference into the Registration Statement on Form F-3 (file no. 333-218604) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), and (ii) shall be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, except, in the case of both (i) and (ii), (a) the information under “Differences between Group and Bank” and “Selected financial data – Bank” shall not be incorporated by reference into, or be deemed “filed”, with respect to the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856) and (b) the sections of the attached Financial Report entitled “II – Treasury, risk, balance sheet and off-balance sheet – Capital management – Bank regulatory disclosures”, “Investor information” and “Financial calendar and contacts” shall not be incorporated by reference into, or be deemed “filed”, with respect to any such Registration Statements.
Credit Suisse Group AG and Credit Suisse AG file an annual report on Form 20-F and file quarterly reports, including unaudited interim financial information, and furnish or file other reports on Form 6-K with the US Securities and Exchange Commission (SEC) pursuant to the requirements of the Securities Exchange Act of 1934, as amended. The SEC reports of Credit Suisse Group AG and Credit Suisse AG are available to the public over the internet at the SEC’s website at www.sec.gov and from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 (telephone 1-800-SEC-0330). The SEC reports of Credit Suisse Group AG and Credit Suisse AG are also available under “Investor Relations” on Credit Suisse Group AG’s website at www.credit-suisse.com and at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.
Unless the context otherwise requires, references herein to “Credit Suisse Group,” “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse AG, the direct bank subsidiary of the Group, and its consolidated subsidiaries.
SEC regulations require certain information to be included in registration statements relating to securities offerings. Such additional information for the Group and the Bank is included in this report on Form 6-K, which should be read together with the Group’s and the Bank’s annual report on Form 20-F for the year ended December 31, 2016 (Credit Suisse 2016 20-F) filed with the SEC on March 24, 2017, the Group’s financial report for the first quarter of 2017 (Credit Suisse Financial Report 1Q17), filed with the SEC on Form 6-K on May 4, 2017, the Group’s financial report for the second quarter of 2017 (Credit Suisse Financial Report 2Q17), filed with the SEC on Form 6-K on July 28, 2017 and the Group’s financial report for the third quarter of 2017 (Credit Suisse Financial Report 3Q17), filed with the SEC as Exhibit 99.1 hereto.
This report filed on Form 6-K also contains certain information about Credit Suisse AG (Bank) relating to its results as of and for the three and nine months ended September 30, 2017. The Bank, a Swiss bank and joint stock corporation established under Swiss law, is a wholly-owned subsidiary of the Group. The Bank’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.
References herein to “CHF” are to Swiss francs.
Forward-looking statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements. In addition, in the future the Group, the Bank and others on their behalf may make statements that constitute forward-looking statements.
When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Credit Suisse 2016 20-F, and subsequent annual reports on Form 20-F filed by the Group and the Bank with the SEC and the Group’s and the Bank’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Differences between Group and Bank
Except where noted, the business of the Bank is substantially the same as the business of the Group, and substantially all of the Bank’s operations are conducted through the Swiss Universal Bank, International Wealth Management, Asia Pacific, Global Markets, Investment Banking & Capital Markets and the Strategic Resolution Unit segments. These segment results are included in Core Results, except for the Strategic Resolution Unit, which is part of the Credit Suisse results. Core Results also includes certain Corporate Center activities of the Group that are not applicable to the Bank. Certain other assets, liabilities and results of operations are managed as part of the activities of the six segments. However, since they are legally owned by the Group, they are not included in the Bank’s consolidated financial statements. These relate principally to (i) financing vehicles of the Group, which include special purpose vehicles for various funding activities of the Group, including for the purpose of raising capital; and (ii) hedging activities relating to share-based compensation awards.
These operations and activities vary from period to period and give rise to differences between the Bank’s consolidated assets, liabilities, revenues and expenses, including pensions and taxes, and those of the Group.
For further information on the differences between the Group and the Bank, refer to “Note 31 – Subsidiary guarantee information” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 3Q17.
Comparison of consolidated statements of operations
	Bank		Group		Bank		Group
in	3Q17	3Q16	3Q17	3Q16	9M17	9M16	9M17	9M16
Statements of operations (CHF million)
Net revenues	4,974	5,530	4,972	5,396	15,714	15,147	15,711	15,142
Total operating expenses	4,694	5,196	4,540	5,119	14,147	15,256	13,892	15,028
Income/(loss) before taxes	248	279	400	222	1,400	(286)	1,652	(63)
Net income/(loss)	116	67	247	37	882	(227)	1,145	(90)
Net income/(loss) attributable to shareholders	111	72	244	41	879	(224)	1,143	(91)
Comparison of consolidated balance sheets
	Bank		Group
end of	3Q17	4Q16	3Q17	4Q16
Balance sheet statistics (CHF million)
Total assets	791,146	822,065	788,690	819,861
Total liabilities	745,390	778,207	744,609	777,550

Capitalization and indebtedness
	Bank		Group
end of	3Q17	4Q16	3Q17	4Q16
Capitalization and indebtedness (CHF million)
Due to banks	17,493	22,800	17,497	22,800
Customer deposits	355,380	357,224	354,386	355,833
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	33,146	33,016	33,146	33,016
Long-term debt	179,384	192,495	180,294	193,315
Other liabilities	159,987	172,672	159,286	172,586
Total liabilities	745,390	778,207	744,609	777,550
Total equity	45,756	43,858	44,081	42,311
Total capitalization and indebtedness	791,146	822,065	788,690	819,861
BIS capital metrics
	Bank		Group
end of	3Q17	4Q16	3Q17	4Q16
Capital and risk-weighted assets (CHF million)
CET1 capital	38,560	37,356	37,331	36,576
Tier 1 capital	52,286	48,888	51,848	48,865
Total eligible capital	57,646	55,802	57,208	55,728
Risk-weighted assets	267,400	270,653	266,588	271,372
Capital ratios (%)
CET1 ratio	14.4	13.8	14.0	13.5
Tier 1 ratio	19.6	18.1	19.4	18.0
Total capital ratio	21.6	20.6	21.5	20.5

Selected financial data – Bank
Condensed consolidated statements of operations
in	3Q17	3Q16	% change	9M17	9M16	% change
Condensed consolidated statements of operations (CHF million)
Interest and dividend income	4,275	4,222	1	12,920	13,565	(5)
Interest expense	(2,619)	(2,284)	15	(7,824)	(7,601)	3
Net interest income	1,656	1,938	(15)	5,096	5,964	(15)
Commissions and fees	2,723	2,633	3	8,597	8,025	7
Trading revenues	318	359	(11)	1,092	47	–
Other revenues	277	600	(54)	929	1,111	(16)
Net revenues	4,974	5,530	(10)	15,714	15,147	4
Provision for credit losses	32	55	(42)	167	177	(6)
Compensation and benefits	2,266	2,719	(17)	7,554	8,038	(6)
General and administrative expenses	1,984	2,016	(2)	5,276	5,699	(7)
Commission expenses	347	322	8	1,065	1,061	0
Restructuring expenses	97	139	(30)	252	458	(45)
Total other operating expenses	2,428	2,477	(2)	6,593	7,218	(9)
Total operating expenses	4,694	5,196	(10)	14,147	15,256	(7)
Income/(loss) before taxes	248	279	(11)	1,400	(286)	–
Income tax expense/(benefit)	132	212	(38)	518	(59)	–
Net income/(loss)	116	67	73	882	(227)	–
Net income/(loss) attributable to noncontrolling interests	5	(5)	–	3	(3)	–
Net income/(loss) attributable to shareholders	111	72	54	879	(224)	–

Selected financial data – Bank (continued)
Condensed consolidated balance sheets
end of	3Q17	4Q16	% change
Assets (CHF million)
Cash and due from banks	105,541	121,066	(13)
Interest-bearing deposits with banks	675	767	(12)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	140,041	134,839	4
Securities received as collateral	35,901	32,564	10
Trading assets	142,665	165,392	(14)
Investment securities	2,701	2,486	9
Other investments	6,105	6,717	(9)
Net loans	279,892	278,960	0
Premises and equipment	4,353	4,666	(7)
Goodwill	4,012	4,189	(4)
Other intangible assets	219	213	3
Brokerage receivables	35,525	33,431	6
Other assets	33,516	36,775	(9)
Total assets	791,146	822,065	(4)
Liabilities and equity (CHF million)
Due to banks	17,493	22,800	(23)
Customer deposits	355,380	357,224	(1)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	33,146	33,016	0
Obligation to return securities received as collateral	35,901	32,564	10
Trading liabilities	43,970	44,952	(2)
Short-term borrowings	16,711	15,385	9
Long-term debt	179,384	192,495	(7)
Brokerage payables	32,416	39,852	(19)
Other liabilities	30,989	39,919	(22)
Total liabilities	745,390	778,207	(4)
Total shareholder's equity	44,923	42,789	5
Noncontrolling interests	833	1,069	(22)
Total equity	45,756	43,858	4

Total liabilities and equity	791,146	822,065	(4)
BIS statistics (Basel III)
end of	3Q17	4Q16	% change
Eligible capital (CHF million)
Common equity tier 1 (CET1) capital	38,560	37,356	3
Tier 1 capital	52,286	48,888	7
Total eligible capital	57,646	55,802	3
Capital ratios (%)
CET1 ratio	14.4	13.8	–
Tier 1 ratio	19.6	18.1	–
Total capital ratio	21.6	20.6	–

Exhibits
No. Description
23.1 Letter regarding unaudited financial information from the Independent Registered Public Accounting Firm (Credit Suisse Group AG)
99.1 Credit Suisse Financial Report 3Q17

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrant)
Date: November 2, 2017
By:
/s/ Tidjane Thiam                                 /s/ David R. Mathers
      Tidjane Thiam                                       David R. Mathers
      Chief Executive Officer                          Chief Financial Officer